Exhibit 99.1

iCAD Reports Financial Results for First Quarter Ended March 31, 2025

NASHUA, N.H. –  May 13, 2025  – iCAD, Inc. (NASDAQ: ICAD) ("iCAD" or the "Company") a global leader on a mission to create a world where cancer can’t hide by providing clinically proven AI-powered breast health solutions, today reported its financial and operating results for the three months ended March 31, 2025.

First Quarter 2025 Highlights (Year over Year Performance):

●	Total ARR (Annual Recurring Revenue) was $10.7 million, up 18% year over year
●	Q1 total revenues of $4.9 million
●	Gross Profit Margin of 86%
●	92 Total deals closed in Q1, 19 of which were ProFound Cloud

Dana Brown, President and CEO of iCAD commented, “We saw meaningful progress this quarter with increasing adoption of our cloud-based solutions and steady demand for our ProFound Breast Health Suite bringing total annual recurring revenue (TARR) to $10.7 million, supported by 19 new cloud deals. While year-over-year consolidated revenue decreased slightly due to the anticipated revenue recognition shift associated with our SaaS transition, we achieved improved gross margin of 86% compared to 83%, driven by higher-margin cloud revenues, and reduced operating expenses by 4%.

“Importantly, we announced a transformational agreement in which iCAD is expected to be acquired by RadNet, a leader in diagnostic imaging and digital health. By joining forces with RadNet and its DeepHealth AI portfolio, we expect to accelerate innovation and broaden access to our AI-powered solutions across an installed base of over 1,500 healthcare provider locations worldwide. The completion of this combination, which remains subject to customary closing conditions, including approval by iCAD’s stockholders, would unite complementary breast health technologies and commercial capabilities to enhance patient care and drive sustainable long-term value for stakeholders. We remain focused on continuing to meet the needs of our customers as we work toward closing the transaction and advancing our shared mission of improving the accuracy and early detection of breast cancer globally.”

The chart below illustrates the growth of ARR between the first quarter of 2022, when subscription sales first began, and the first quarter of 2025:

ARR Change Since Start of Subscription Sales
(in 000’s)
	Q1 22	Q1 25	$ Change Increase/(Decrease)
Maintenance Services ARR (M-ARR)	$6,655	$6,158	$(497)
Subscription ARR (S-ARR)	—	3,481	3,481
Cloud ARR (C-ARR)	—	1,092	1,092
Total ARR (T-ARR)	$6,655	$10,731	$4,076

% Change Since Start of Subscription Sales			61%

First Quarter 2025 Financial Results

Total revenue for the first quarter of 2025 was $4.9 million, approximately flat as compared to the first quarter of 2024.

(in 000’s)	Three months ended March 31,
	2025	2024	$ Change	% Change
Product revenue	$3,244	$3,102	$142	4.6%
Services revenue	1,630	1,852	(222)	-12.0%
Total revenue	$4,874	$4,954	$(80)	-1.6%

Gross Profit: Gross profit for the first quarter of 2025 was $4.2 million, or 86% of revenue, as compared to $4.1 million, or 83% of revenue, in the first quarter of 2024.

Operating Expenses: Total operating expenses for the first quarter of 2025 were $5.3 million, a 4% decrease from $5.6 million in the first quarter of 2024.

GAAP Net Loss: Net loss for the first quarter of 2025 was ($0.8) million, or ($0.03) per diluted share, as compared to a net loss of ($1.2) million, or ($0.05) per diluted share, for the first quarter of 2024.

Non-GAAP Adjusted Net Loss: Non-GAAP Adjusted Net Loss, a non-GAAP financial measure as defined below, for the first quarter of 2025 was ($0.5) million, or ($0.02) per diluted share, as compared to a Non-GAAP Adjusted Net Loss of ($1.2) million, or ($0.05) per diluted share, for the first quarter of 2024. Please refer to the section entitled “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP Net Loss to Non-GAAP Adjusted Net Loss results for the three-month periods ended March 31, 2025 and 2024, respectively.

Non-GAAP Adjusted EBITDA: Non-GAAP Adjusted EBITDA, a non-GAAP financial measure as defined below, for the first quarter of 2025 was income of $3 thousand compared to a loss of $(1.1) million in the first quarter of 2024. Please refer to the section entitled “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA results for the three-month periods ended March 31, 2025 and 2024, respectively.

Cash and cash equivalents:  Cash and cash equivalents were $20.0 million as of March 31, 2025.  iCAD believes it has sufficient cash resources to fund its planned operations for at least the next 12 months with no need to raise additional funding.

Use of Non-GAAP Financial Measures

In its quarterly news releases, conference calls, slide presentations or webcasts, the Company may use or discuss non-GAAP financial measures as defined by SEC Regulation G. The GAAP financial measures most directly comparable to each non-GAAP financial measure used or discussed, and a reconciliation of the differences between each non-GAAP financial measure and the comparable GAAP financial measure, are included in this press release after the condensed consolidated financial statements. When analyzing the Company’s operating performance, investors should not consider these non-GAAP measures as a substitute for the comparable financial measures prepared in accordance with GAAP. The Company’s quarterly news releases containing such non-GAAP reconciliations can be found on the Investors section of the Company’s website at www.icadmed.com

About iCAD, Inc.

iCAD, Inc. (NASDAQ: ICAD) is a global leader on a mission to create a world where cancer can’t hide by providing clinically proven AI-powered solutions that enable medical providers to accurately and reliably detect cancer earlier and improve patient outcomes. Headquartered in Nashua, N.H., iCAD’s industry-leading ProFound Breast Health Suite provides AI-powered mammography analysis for breast cancer detection, density assessment and risk evaluation. Used by thousands of providers serving millions of patients, ProFound is available in over 50 countries. In the last five years alone, iCAD estimates reading more than 40 million mammograms worldwide, with nearly 30% being tomosynthesis.  For more information, including the latest in regulatory clearances, please visit www.icadmed.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, on May 6, 2025, RadNet filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD.  After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus filed with the SEC related to the proposed merger contains important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents filed or that will be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters.

Investors are able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus, and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction.  Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 28, 2025. Information about the directors and executive officers of iCAD is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2024, which was filed with the SEC on April 30, 2025. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, have been or will be contained in the proxy statement/prospectus and other relevant materials that have been or that will be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control. RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward-looking statements as a result of various factors. None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits.  Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD, and (13) risks specific to the Company, including: the willingness of patients to undergo mammography screening, whether mammography screening will be treated as an essential procedure, whether ProFound AI will improve reading efficiency, improve specificity and sensitivity, reduce false positives and otherwise prove to be more beneficial for patients and clinicians, the impact of supply and manufacturing constraints or difficulties on our ability to fulfill our orders, uncertainty of future sales levels, to defend itself in litigation matters, protection of patents and other proprietary rights, product market acceptance, possible technological obsolescence of products, increased competition, government regulation, changes in Medicare or other reimbursement policies, risks relating to our existing and future debt obligations, competitive factors, the effects of a decline in the economy or markets served by the Company.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10-K, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Forward-looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

CONTACTS

Media Inquiries:

pr@icadmed.com

Investor Inquiries:

John Nesbett/Rosalyn Christian

IMS Investor Relations icad@imsinvestorrelations.com

iCAD, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands, except for share data)

(Unaudited)

	March 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$20,032	$17,206
Trade accounts receivable, net of allowance for credit losses of $238 as of both March 31, 2025 and December 31, 2024	6,627	7,207
Inventory, net	694	756
Prepaid expenses and other current assets	769	1,258
Total current assets	28,122	26,427
Property and equipment, net of accumulated depreciation of $1,656 and $1,496 as of March 31, 2025 and December 31, 2024, respectively	1,814	1,716
Operating lease assets	122	177
Other assets	962	757
Intangible assets, net of accumulated amortization of $8,546 and $8,535 as of March 31, 2025 and December 31, 2024, respectively	90	101
Goodwill	8,362	8,362
Deferred tax assets	—	—
Total assets	$39,472	$37,540
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,136	$1,111
Accrued and other expenses	2,368	2,358
Lease payable—current portion	234	229
Deferred revenue—current portion	3,954	3,863
Total current liabilities	7,692	7,561
Lease payable, net of current	73	133
Deferred revenue, net of current	898	1,137
Deferred tax	4	8
Other	17	17
Total liabilities	8,684	8,856

Commitments and Contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value: authorized 1,000,000 shares; none issued.	—	—
Common stock, $0.01 par value: authorized 60,000,000 shares; issued 27,365,682 and 26,540,030 as of March 31, 2025 and December 31, 2024, respectively; outstanding 27,179,851 and 26,354,199 as of March 31, 2025 and December 31, 2024, respectively.	273	265
Additional paid-in capital	310,062	307,133
Accumulated deficit	(278,132)	(277,299)
Treasury stock at cost, 185,831 shares as of both March 31, 2025 and December 31, 2024	(1,415)	(1,415)
Total stockholders’ equity	30,788	28,684
Total liabilities and stockholders’ equity	$39,472	$37,540

iCAD, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(In thousands, except for per share data)

(Unaudited)

	Three Months Ended
	March 31,
	2025	2024
Revenue:
Products and licenses	$3,244	$3,102
Services	1,630	1,852
Total revenue	4,874	4,954
Cost of revenue:
Products and licenses	213	480
Services	358	321
Amortization and depreciation	114	40
Total cost of revenue	685	841
Gross profit	4,189	4,113
Operating expenses:
Engineering and product development	1,476	1,507
Marketing and sales	1,533	2,082
General and administrative	2,253	1,902
Amortization and depreciation	56	63
Total operating expenses	5,318	5,554
Loss from operations	(1,129)	(1,441)
Other income:
Interest expense	—	—
Interest income	172	203
Other income, net	124	20
Total other income (expense), net	296	223
Loss before provision for income taxes	(833)	(1,218)
Provision for income taxes	—	(4)
Net loss and comprehensive loss	$(833)	$(1,222)
Net loss per share:
Net loss per share, basic and diluted	$(0.03)	$(0.05)
Weighted average number of shares used in computing loss per share:	26,710	26,354

iCAD, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	For the Three Months ended
	March 31,
	2025	2024
Cash flow from operating activities:
Net loss	$(833)	$(1,222)
Adjustments to reconcile net loss to net cash used for operating activities:
Amortization	11	12
Depreciation	159	91
Non-cash lease expense	55	60
Bad debt provision	—	21
Stock-based compensation	602	265
Deferred tax	(4)	4
Changes in operating assets and liabilities:
Accounts receivable	580	(144)
Inventory	62	167
Prepaid and other assets	(404)	(246)
Accounts payable	25	(77)
Accrued and other expenses	10	(693)
Lease liabilities	(55)	(60)
Deferred revenue	(148)	642
Total adjustments	893	42
Net cash provided by (used for) operating activities	60	(1,180)
Cash flow from investing activities:
Proceeds from sale of business	688	—
Additions to property and equipment	(2)	(106)
Capitalization of internal-use software development costs	(255)	(100)
Net cash provided by (used for) investing activities	431	(206)
Cash flow from financing activities:
Proceeds from issuances of common stock, net of issuance costs	2,335	—
Net cash provided by financing activities	2,335	—
Increase (decrease) in cash and cash equivalents	2,826	(1,386)
Cash and cash equivalents, beginning of period	17,206	21,670
Cash and cash equivalents, end of period	$20,032	$20,284
Supplemental disclosure of cash flow information:
Amendment to right-of-use assets obtained in exchange for operating lease liabilities	$—	$121

Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures and Definitions of Metrics

The Company reports its financial results in accordance with United States generally accepted accounting principles, or GAAP. However, management believes that in order to understand the Company’s short-term and long-term financial and operational trends, investors may wish to consider the impact of certain non-cash or non-recurring items, when used as a supplement to financial performance measures in accordance with GAAP. These items result from facts and circumstances that vary in frequency and/or impact on continuing operations. Management also uses results of operations before such items to evaluate the operating performance of the Company and compare it against past periods, make operating decisions, and serve as a basis for strategic planning. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in the Company’s ongoing business by eliminating certain non-cash expenses and other items that management believes might otherwise make comparisons of the Company’s ongoing business with prior periods more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts. Management believes that these non-GAAP financial measures provide additional means of evaluating period-over-period operating performance. In addition, management understands that some investors and financial analysts find this information helpful in analyzing the Company’s financial and operational performance and comparing this performance to its peers and competitors.

Management defines “Non-GAAP Adjusted EBITDA” as the sum of GAAP Net Loss before provisions for interest expense, other income, stock-based compensation expense, depreciation and amortization, tax expense, and acquisition related expenses. Management considers this non-GAAP financial measure to be an indicator of the Company’s operational strength and performance of its business and a good measure of its historical operating trends, in particular the extent to which ongoing operations impact the Company’s overall financial performance.

Management defines "Non-GAAP Adjusted Net Loss" as the difference between Net Loss, calculated on a GAAP basis, and any adjustments that management believes are appropriate to understand the Company's short-term and long-term financial and operational trends, such as acquisition related expenses.  Those adjustments are more fully described in the table below. Management considers this non-GAAP financial measure to be an indicator of the Company's financial and operational performance.

Management defines "Non-GAAP Adjusted Net Loss Per Share" as Non-GAAP Adjusted Net Loss, as described previously, divided by the Company's weighted average number of shares outstanding used in computing loss per share on a GAAP basis.  Management considers this non-GAAP financial measure to be an indicator of the Company's financial and operational performance on a per share basis.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

The non-GAAP financial measures do not replace the presentation of the Company’s GAAP financial results and should only be used as a supplement to, not as a substitute for, the Company’s financial results presented in accordance with GAAP. The Company has provided a reconciliation of each non-GAAP financial measure used in its financial reporting and investor presentations to the most directly comparable GAAP financial measure.

Management excludes each of the items identified below from the applicable non-GAAP financial measure referenced above for the reasons set forth with respect to that excluded item:

•

Interest expense: The Company excludes interest expense which includes interest from the facility agreement, interest on capital leases and interest on the convertible debentures from its non-GAAP Adjusted EBITDA calculation.  Management believes this expense does not have a direct correlation to future business operations.

•

Interest income: The Company excludes interest income which includes interest from its invested cash balances from its non-GAAP Adjusted EBITDA calculation. Management believes this income does not have a direct correlation to future business operations.

•

Other income (expense): The Company excludes other income (expense) from its non-GAAP Adjusted EBITDA calculation. These amounts are non-operational and management believes this they do not have a direct correlation to future business operations.

•

Stock-based compensation expense: excluded as these are non-cash expenses that management does not consider part of ongoing operating results when assessing the performance of the Company’s business, and also because the total amount of expense is partially outside of the Company’s control as it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred.

•

Depreciation and amortization: Purchased assets and intangibles are amortized over a period of several years and generally cannot be changed or influenced by management after they are acquired. Accordingly, these non-cash items are not considered by management in making operating decisions, and management believes that such expenses do not have a direct correlation to future business operations. Thus, including such charges does not accurately reflect the performance of the Company’s ongoing operations for the period in which such charges are incurred.

•

Acquisition related: These expenses consist primarily of legal and other professional fees incurred in connection with business acquisitions. The Company excludes these costs from its non-GAAP measures primarily because the Company believes that these costs have no direct correlation to the core operations of the Company.

On occasion in the future, there may be other items, such as loss on extinguishment of debt, significant asset impairments, restructuring charges or significant gains or losses from contingencies that the Company may exclude if it believes that doing so is consistent with the goal of providing useful information to investors and management.

Definitions of Metrics

Starting in the third quarter of 2023, the Company began reporting Annual Recurring Revenue (“ARR”) with each quarterly earnings announcement.  The Company’s management believes this is a useful metric for purposes of assessing progress in transitioning to a subscription-based business model.  ARR should be viewed independently of revenue and does not represent our revenue under U.S. GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start dates, end dates, cancellations, and renewal rates. Subscription ARR is not intended to be a replacement for forecasts of revenue. The following are the variations of ARR the Company intends to present:

1.	Total ARR (T-ARR) represents the annualized value of subscription license, maintenance contracts and active cloud services at the end of a reporting period.
2.	Maintenance Services ARR (M-ARR) represents the annualized value of active perpetual license maintenance service contracts at the end of the reporting period.
3.	Subscription ARR (S-ARR) represents the annualized value of active subscription or term licenses at the end of a reporting period.
4.	Cloud ARR (C-ARR) represents the annualized value of active cloud services contracts at the end of a reporting period.

Non-GAAP Adjusted EBITDA

Set forth below is a reconciliation of the Company’s “Non-GAAP Adjusted EBITDA”

(Unaudited)

(In thousands except for per share data)

	Three Months Ended March 31,
	2025	2024
GAAP Net Loss	$(833)	$(1,222)
Interest income	(172)	(203)
Other expense	(124)	(20)
Stock compensation	602	265
Depreciation & amortization	170	103
Acquisition related	360	—
Tax expense	—	4
Non-GAAP Adjusted EBITDA	$3	$(1,073)

Non-GAAP Adjusted Loss per share from continuing operations

Set forth below is a reconciliation of the Company’s “Non-GAAP

Adjusted Loss per share from continuing operations”

(Unaudited)

(In thousands except for per share data)

	Three Months Ended March 31,
	2025	2024
GAAP Net Loss	$(833)	$(1,222)
Adjustments to Net Loss:
Acquisition related	360	—
Non-GAAP Adjusted Net Loss	$(473)	$(1,222)
Net Loss per share —basic and diluted
GAAP Loss, basic and diluted	$(0.03)	$(0.05)
Adjustments to Net Loss (as detailed above)	0.01	—
Non-GAAP Adjusted Loss per share	$(0.02)	$(0.05)